March 27, 2019

K.W. Diepholz
Chairman and Chief Executive Officer
DynaResource, Inc.
222 W. Las Colinas Blvd.
Suite 1900 North Tower
Irving, Texas 75039

       Re: DynaResource, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2017
           File No. 000-30371

Dear Mr. Diepholz:

        We issued an oral comment to you on the above captioned filing on February 25, 2019.
As of the date of this letter, this comment remains outstanding and unresolved. We expect you to provide a complete, substantive response to this comment by April 10, 2019.

        If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

       Please contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Beverages, Apparel and
                                                             Mining